SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )[1]

OVERSTOCK.COM INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

690370101
(CUSIP Number)

September 16, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[      ]   Rule 13d-1(b)
[  X ]   Rule 13d-1(c)
[      ]   Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690370101

1.      Names of Reporting Persons.
         I.R.S.Identification Nos. of above persons (entities only).

         Scion Capital, LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) ___

        (b) ___

3.     SEC Use Only

4.      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	1,300,000 1,300,000

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,300,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            ____

11.      Percent of Class Represented by Amount in Row (9)

            6.95%

12.      Type of Reporting Person (See Instructions)

            OO

CUSIP No. 690370101

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)___

          (b)___

3.      SEC Use Only

4.      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	1,068,000 1,068,000

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,068,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            ____

11.      Percent of Class Represented by Amount in Row (9)

            5.71%

12.      Type of Reporting Person (See Instructions)

            O

CUSIP No. 577913106

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Dr. Michael J. Burry

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)___

         (b)___

3.      SEC Use Only

4.      Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	1,300,000 1,300,000

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,300,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            ____

11.      Percent of Class Represented by Amount in Row (9)

            6.95%

12.      Type of Reporting Person (See Instructions)

            IN

Item 1.

     (a)      Name of Issuer

     Overstock.com Inc.

     (b)      Address of Issuer’s Principal Executive Offices

     6322 South 2000 East, Suite 100
     Salt Lake City, UT 84121

Item 2.

      (a)     Name of Person Filing

     1.    Scion Capital, LLC
     2.    Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC.
     3.    Dr. Michael J. Burry

      (b)     Address of Principal Business Office or, if none, Residence

      20400 Stevens Creek Blvd., Suite 840
     Cupertino, CA 95014

     (c)      Citizenship

     Scion Capital, LLC and Scion Qualified Value Fund, a Series of Scion Qualified Funds,
      LLC, are Delaware entities. Dr. Burry is a citizen of the United States.

      (d)      Title of Class of Securities

     Common Stock, par value $0.0001 per share

      (e)      CUSIP Number

     690370101

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

     Not applicable

Item 4.      Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,300,000. Scion Qualified Value Fund owns 1,068,000 of such shares.
(b)	Percent of class:	6.95% (based on 18,694,981 shares outstanding at August 2, 2005 according to Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2005). Scion Qualified Value Fund owns 5.71% of the outstanding shares.
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	1,300,000
	(ii) Shared power to vote or to direct the vote	0
	(iii) Sole power to dispose or to direct the disposition of	1,300,000
	(iv) Shared power to dispose or to direct the disposition of	0

Scion Qualified Value Fund owns 1,068,000 of such shares.

Item 5.      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Scion Capital serves as investment manager to Scion Value Fund, a Series of Scion Funds, LLC and Scion Qualified Value Fund, a series of Scion Qualified Funds, LLC, both of which are private investment companies (the “Funds”). In its role as investment manager, Scion Capital possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. Dr. Burry is the managing member of Scion Capital and, as a result, may be deemed to possess beneficial ownership over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by one of the Funds.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable

Item 8.      Identification and Classification of Members of the Group.

     Not applicable

Item 9      Notice of Dissolution of Group.

     Not applicable

Item 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2005 (Date) /s/ Dr. Michael J. Burry (Signature) Dr. Michael J. Burry, individually and as Managing Member of Scion Capital,LLC, the Managing Member of Scion Qualified Value Fund